FOR IMMEDIATE RELEASE

Formula Systems Reports Second Quarter Results

Herzliya, Israel – August 2 5 , 2009 – Formula Systems (1985) Ltd. (NASDAQ: FORTY) a leading provider of information technology products, solutions and services, announced today results for the six months and second quarter of 2009.

Revenues for the second quarter totaled $132.9 million compared to $151.5 million in the second quarter of 2008.

Revenues for the six months ended June 30, 2009 totaled $268.6 million compared to $287.3 million in the same period of 2008.

Most of this decline is attributed to the negative impact of the devaluation of the NIS against the US Dollar that affected the revenues generated in NIS, as they were translated into US Dollars.

Operating income in the second quarter of 2009 was $8.6 million compared to $9.0 million in the same quarter of 2008.

Operating income in the first half of 2009 was $16.7 million compared to $15.5 million in the first half of 2008.

Net income attributable to Formula in the second quarter of 2009 was $3.7 million compared to net income of $4.2 million in the first quarter of 2008.

Net income attributable to Formula in the six months ended June 30, 2009 was $7.1 million compared to $7.3 million in the same period of 2008.

Our cash and short term investments totaled approximately $134 million as of June 30, 2009. and our current ratio was 2.0.

Guy Bernstein, CEO of Formula, commented: "In the second quarter we continued our prudent cost saving strategy which was translated into a strong cash position. All our subsidiaries generated steady positive operating and net profits, an impressive achievement considering the world wide recession. "

"Although second quarter conditions remained challenging, we are beginning to see signs that the business environment is improving and we are well positioned to leverage it" concluded Mr. Bernstein.

Formula's Board of Directors has decided to pursue various financing alternatives and therefore is not presently seeking to finalize the draft prospectus filed with the Israel Securities Authority and Tel Aviv Stock Exchange on July 6, 2009. There is no assurance that any financing transaction will be consummated.

About Formula

Formula Systems Ltd. is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and providing computer-based business solutions.

Statements made in this press release that are not historical facts are forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the company’s products, dependence on strategic partners, integration of new business, successful implementation of Formula’s products, economic and competitive factors, international market conditions, management of growth, technological developments, the ability to finance operations and other factors which are detailed in Formula’s Securities and Exchange Commission filings, including its most recent report on Form 20-F. Formula undertakes no obligation to publicly release any revision to any forward-looking statement.

Contact:   Israel:   Naamit Salomon, CFO, Formula Systems Ltd.   +972-9-959-8800

CONSOLIDATED BALANCE SHEETS

	June 30, 2009 (Unaudited)	December 31, 2008 (Audited)
	U.S. $
	(in thousands)
CURRENT ASSETS:
Cash and cash equivalents	80,195	110,602
Short-term investments	54,033	46,158
Trade receivables	139,698	158,166
Other accounts receivable	18,066	16,104
Inventories	2,359	2,772
Total assets attributed to discontinued operations…………………………....	31	31
	294,382	333,833

LONG-TERM INVESTMENTS, LOANS AND RECEIVABLES:
Loans and other investments	16,027	15,844
Investments in affiliates	3,570	3,694

	19,597	19,538

SEVERANCE PAY FUND	40,795	38,105

FIXED ASSETS, NET	13,414	15,228

OTHER ASSETS, NET	183,772	189,918

	551,960	596,622

CURRENT LIABILITIES:
Liabilities to banks and others	11,240	10,731
Trade payables	49,111	57,240
Other accounts payable	80,703	79,768
Dividend payable…………………………………………………………………	1,507	29,964
Liability in respect of the acquisition of subsidiaries	210	6,954
Debentures	4,618	5,157
Total liabilities attributed to discontinued operations…………………………....	377	372
	147,766	190,186

LONG-TERM LIABILITIES:
Debentures	54,958	56,004
Deferred taxes	3,873	4,502
Customer advances	1,147	1,093
Liabilities to banks and others	11,546	16,640
Liability in respect of the acquisition of activity	1,187	1,010
Accrued severance pay	51,930	49,817

	124,641	129,066

SHAREHOLDERS’ EQUITY	279,553	277,370

	551,960	596,622

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	Six months ended June 30,		Three months ended June 30,
	2009	2008	2009	2008
	U.S.$		U.S.$
	(in thousands, except per share data)

Revenues	268,598	287,264	132,857	151,479
Cost of revenues	207,557	217,200	101,992	115,451

Gross profit	61,041	70,064	30,865	36,028
Research and development costs, net	2,193	2,838	1,050	1,404
Selling, general and administrative expenses	40,675	49,942	20,440	24,751
Depreciation and amortization	1,477	1,792	727	871

Operating income	16,696	15,492	8,648	9,002
Financial income (expenses), net	2,013	(541)	255	(566)

	18,709	14,951	8,903	8,436
Gain (loss) on realization of investments	4	(292)	4	(18)
Other income (expenses), net	57	(421)	237	(377)

Income before taxes on income	18,770	14,238	9,144	8,041
Taxes on income	4,934	1,082	1,980	611

	13,836	13,156	7,164	7,430
Share in gains (losses) of associated companies, net	(1)	(390)	(34)	(115)
Net Income	13,835	12,766	7,130	7,315
Attributable to non-controlling interest	6,697	5,484	3,405	3,078

Net income attributable to Formula	7,138	7,282	3,725	4,237

Earnings per share generated from continued operation :
Basic	0.54	0.55	0.28	0.32

Diluted	0.53	0.55	0.27	0.32

Weighted average number of shares outstanding:
Basic	13,219	13,200	13,238	13,200

Diluted	13,596	13,200	13,596	13,200
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